

Mail Stop 3561

December 29, 2006

Mr. Thomas Gutierrez
President and Chief Executive Officer
Xerium Technologies, Inc.
51 Flex Way
Youngsville, NC 27596

> **Re: Xerium Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **File No. 1-32498**

Dear Mr. Gutierrez:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 29

1.   We note that you have cited your cost reduction programs as a significant factor in the decreases you experienced in several expense categories in both 2004 and 2005. We further note your statement on page ten that you experienced delays and a negative impact on revenues and profitability in 2005 as a result of cost reduction programs. In

future filings, please also quantify the negative impact experienced as a result of your restructuring activities. Refer to Item 303(a)(3)(ii) of Regulation S-K.

2.   Please expand your discussion in future filings to fully describe the underlying causes of the changes in your results of operations and provide a more detailed analysis of material year-to-year changes and trends. For example, explain why management incentive compensation and environmental expense decreased in 2005 compared with 2004. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350, which is available on our website at www.sec.gov.

Contractual Obligations and Commercial Commitments, page 40

3.   Please revise your tabular disclosure of contractual obligations in future filings to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosures regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Critical Accounting Policies and Estimates, page 41

4.   In future filings, please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in the discount rate or long-term rate of return used in accounting for your pension plans or in assumptions used in determining the fair value of your long-lived assets would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350. Please also limit your critical accounting policies to those where:

    •   the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

- the impact of the estimates and assumptions on financial condition or operating performance is material.

Controls and Procedures, page 48

5. We advise you that your definition of disclosure controls and procedures is incomplete. Please revise future filings to indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports you file or submit to the SEC under the Exchange Act is:

- recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms; and

- accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

See Exchange Act Rule 13a-15(e) and 15d-15(e).

6. Please revise future filings to clearly state, if true, that your disclosure controls and procedures are <u>designed</u> to provide reasonable assurance of achieving their objectives and that your principal executive and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.

Exhibits 31.1 and 31.2

7. Please confirm for us, if true, that the certifications of your officers dated March 1, 2006 are not limited in their individual capacities by the inclusion of their professional titles. In future filings, please exclude all titles and list only the individual names of the certifying officers in your introductory paragraphs. You may include the titles of your certifying executive officers under the signatures. See Item 601(b)31 of Regulation S-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero at (202) 551-3331 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief